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                                  (LETTERHEAD)

                               September 17, 1999

Dear Stockholders:

     Preferred Employers Holdings, Inc. (the "Company") is offering to purchase all of its issued and outstanding shares of common stock, $0.01 par value per share (the "Shares"), except Shares held by the executive officers and directors of the Company, at a purchase price of $5.00 per Share (the "Offer"), net to the Seller in cash. The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also contained in the accompanying materials and explained in detail.

     On September 16, 1999, the last day the Shares were traded prior to the announcement of the Offer, the last reported sales price per Share for the Company's common stock on the Nasdaq National Market was $2.75. Any stockholder tendering Shares will receive the net purchase price in cash and will not be obligated to pay brokerage fees or commissions or otherwise incur the usual transaction costs associated with open-market sales.

     The Board of Directors of the Company, based on, among other things, the unanimous recommendation of an independent committee of non-employee directors of the Board, has unanimously approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering shares and has not authorized any person to make any such recommendations. Stockholders are urged to evaluate carefully all information contained in this Offer to Purchase and accompanying documents, consult their own investment and tax advisors and make their own decisions whether to tender Shares and, if so, how many Shares to tender.

     The Offer will expire at 5:00 p.m., New York City time, on October 18, 1999, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase and the Letter of Transmittal, you may call the Information Agent for the Offer, Morrow & Co., Inc., at 800-566-9061.

                                          Sincerely,

                                          Mel Harris
                                          Chairman of the Board of Directors
                                          and Chief Executive Officer

                              (Letterhead footer)